437 Madison Avenue New York, NY 10022 212-940-3000

October 7, 2015

VIA EDGAR

Mark P. Shuman

Branch Chief - Legal

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Spherix Incorporated
Registration Statement on Form S-1
Filed September 22, 2015
File No. 333-207078

Dear Mr. Shuman:

This letter (this “Response Letter”) is submitted on behalf of Spherix Incorporated (the “Company”) in response to the comments of the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) with respect to the Company’s Registration Statement on Form S-1, File No. 333-207078 (the “Registration Statement”), as set forth in the letter to Anthony Hayes, CEO, dated October 2, 2015 (the “Comment Letter”).

For reference purposes, the text of each of the comments contained in the Comment Letter has been reproduced herein, followed by the Company’s response.

Cover Page

1.	Please revise your cover page to include disclosure regarding concurrent offerings and disclose the total number of shares that are being concurrently offered. In this regard, we refer to your registration statements on Form S-3, file no. 333-193729, which was declared effective on May 16, 2014 and file no. 333-198498, which was declared effective on November 18, 2014

Response: As requested, the following disclosure has been added to the cover page of the prospectus contained in the Registration Statement:

“CONCURRENT OFFERINGS - On January 24, 2014, our Registration Statement on Form S-1 (File No. 333-192737) was declared effective under the Securities Act of 1933, as amended, with respect to the resale of 2,302,615 shares of our common stock, including 1,236,130 shares of common stock issuable upon conversion of outstanding shares of our Series D-1 Convertible Preferred Stock. Sales of common stock by the selling stockholders pursuant to the Prospectus filed on January 28, 2014, the related Prospectus Supplement filed on February 19, 2014, and the Post-Effective Amendment on Form S-3, filed on April 9, 2014 and declared effective by the Securities and Exchange Commission on April 11, 2014, or the potential of such sales, could have an adverse effect on the market price of our common stock.

Mr. Mark P. Shuman
October 7, 2015

On February 3, 2014, we filed a Registration Statement on Form S-3 (File No. 333-193729) and amended such registration statement on April 9, 2014 and May 1, 2014, with respect to the resale of 7,777,829 shares of our common stock, consisting of (i) 635,949 shares of common stock, (ii) 156,250 shares of common stock issuable upon conversion of Series F-1 Convertible Preferred Stock, of which no shares currently remain issued and outstanding, (iii) 4,390,430 shares of common stock issuable upon conversion of outstanding shares of Series H Convertible Preferred Stock, and (iv) 2,395,200 shares of common stock issuable upon conversion of Series I Convertible Redeemable Preferred Stock, of which 598,800 shares of the Series I Preferred remains outstanding, as 1,796,400 shares of Series I Preferred Stock has been redeemed by the Company since issuance. The sale of such convertible preferred shares by the selling stockholders, or the potential of such sales, could have an adverse effect on the market price of our common stock.

On May 16, 2014, our Registration Statement on Form S-3 (File No. 333-195346) was declared effective under the Securities Act of 1933, as amended, with respect to (a) the resale of 1,778,409 shares of our common stock, including 592,794 shares of common stock underlying warrants, and (b) the primary sale, in one or more offerings, of any combination of securities described in the prospectus included in the registration statement having an aggregate initial offering price of up to $30,000,000. Sales of common stock by the selling stockholders pursuant to the prospectus included in such registration statement or in a prospectus supplement, or the potential of such sales, could have an adverse effect on the market price of our common stock. We sold 10,000,000 shares of Series J Convertible Preferred Stock (which shares were later converted to shares of common stock) and issued an additional 125,000 shares of common stock pursuant to such registration statement. The resale of such publicly tradable shares of our common stock, or the potential of such sales, could have an adverse effect on the market price of our common stock.

On November 18, 2014, our registration statement on Form S-3 (File No. 333-198498) was declared effective under the Securities Act of 1933, as amended, with respect to (a) the primary sale, in one or more offerings, of any combination of securities described in the prospectus included in the registration statement having an aggregate initial offering price of up to $30,000,000, which is inclusive of (b) the remaining $9,775,000 from Registration Statement from Form S-3 (File No. 333-195346). On July 15, 2015, we sold 5,719,532 shares of our common stock, par value $.0001 per share and warrants to purchase up to 7,035,024 shares of our Common Stock (issuable from time to time upon exercise of these warrants) pursuant to such registration statement. The resale of such publicly tradable shares of our common stock, or the potential of such sales, could have an adverse effect on the market price of our common stock."

Mr. Mark P. Shuman
October 7, 2015

Plan of Distribution, page 54

2.	Please revise your disclosure to state that, with respect to the securities for which it arranges the sale, the Placement Agent is, rather than may be deemed, an underwriter within the meaning of Section 2(a)(11) of the Securities Act.

Response: As requested, the relevant sentence in the Plan of Distribution section now states that “the Placement Agent is deemed to be an underwriter within the meaning of Section 2(a)(11) of the Securities Act.”

Incorporation of Certain Information by Reference, page 56

3.	Please revise to include the statements called by Item 12(b)(1) of Form S-1.

Response: As requested, we have moved the statement called for by Item 12(b)(1) from the section titled “Where You Can Find More Information” to the “Incorporation of Certain Information by Reference” section in accordance with this item.

An amendment to the Registration Statement is being filed in connection with the submission of this Response Letter. The Company intends to submit a request for acceleration once the Staff has acknowledged that the issues raised in the Comment Letter have been addressed. The Company acknowledges the written statements requested in the Comment Letter and intends to make such statements in the acceleration request when made.

Thank you for your assistance regarding this matter. Please contact the undersigned at (212) 940-3072 or Dan McAvoy at (212) 940-3112 with any further comments or questions you may have.

Sincerely,

/s/ Theodore J. Ghorra

Theodore J. Ghorra

cc:	Anthony Hayes, CEO
Frank Reiner, CFO
Daniel McAvoy, Esq.